AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1998
                                                       REGISTRATION NO. 33-61205
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 3
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                              EQUITY INVESTOR FUND
                                 SELECT SERIES
                          DEFINED TECHNOLOGY PORTFOLIO
                            (FORMERLY INDEX SERIES)
                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITOR:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
               DEFINED ASSET FUNDS
                  P.O. BOX 9051
             PRINCETON, NJ 08543-9051

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                                 COPIES TO:
                                                   PIERRE DE SAINT PHALLE,
                                                            ESQ.
                                                    450 LEXINGTON AVENUE
                                                     NEW YORK, NY 10017

E. TITLE OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement. THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT, THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE
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
        SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED MAY 6, 1998
                                                   DEFINED ASSET FUNDSSM
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EQUITY INVESTOR FUND          The objective of this Defined Fund is capital
SELECT SERIES                 appreciation by investing for a period of about
DEFINED TECHNOLOGY PORTFOLIO  one year in a portfolio of common stocks believed
(A UNIT INVESTMENT            to have potential for outperforming its benchmark,
TRUST)                        the Merrill Lynch 100 Technology Index (the
------------------------------'Merrill Lynch 100' or the 'Index') without increasing the price volatility of the Portfolio.
                              This Portfolio is designed for investors who want to invest a portion of their assets in technology stocks, with the opportunity to change the focus of their equity investment by exchanging units of this Portfolio into units of other equity Defined
                              Funds at a reduced sales charge if their views on this investment change.
                              The Portfolio is composed of aggressive growth stocks that are subject to extreme price volatility. Therefore, the Portfolio may be considered speculative and may be appropriate only for those investors able and willing to assume this risk and by those who are not seeking preservation of capital or a high level of current income. Because the Portfolio is focused on only one industry sector, the Portfolio should be considered as a vehicle for investing a portion of your assets and not as a complete equity investment program.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and there can be no assurance that the Portfolio will achieve its objective.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
                               Inquiries should be directed to the Trustee at
SPONSOR:                       1-800-221-7771.
Merrill Lynch,                 Prospectus dated May   , 1998.
Pierce, Fenner & Smith         INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Incorporated                   AND RETAIN IT FOR FUTURE REFERENCE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

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Def ined Asset FundsSM
Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $115 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.
Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:
o Municipal bond portfolios
o Corporate bond portfolios
o Government bond portfolios
o Equity portfolios
o International bond and equity portfolios
The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.
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Defined Technology Portfolio
----------------------------------------------------------------
The Portfolio contains 100 common stocks selected through the application of a quantitative model developed by Bernard V. Tew, Ph.D., chairman of Q.E.D. Investments, the Portfolio Consultant. The Model is designed to identify those technology stocks that have a strong potential for capital appreciation and to provide investment results that exceed the Merrill Lynch 100. The Merrill Lynch 100 is an equally weighted index of the 100 largest technology stocks by market capitalization and trading volume. The Defined Technology Portfolio consists of the same stocks, reweighted in the Portfolio to enhance investment results. This Select Series permits investors to buy and hold the Portfolio for approximately one year. At the end of the year, the Portfolio will be liquidated and the Model reapplied to select a new portfolio. Each Select Portfolio is designed to be part of a longer term strategy and the Sponsor believes that more consistent results are likely if the strategy is followed for at least three to five years. So long as the Sponsor continues to offer new portfolios, investors will have the option to reinvest into a new portfolio at a reduced sales charge. The Sponsor reserves the right, however, not to offer a new portfolio.
The Model was designed to identify stocks with similar returns and dissimilar price movement (low correlation). To implement this strategy the Portfolio Consultant compiles the historical price data of all securities that comprise the Merrill Lynch 100. Using this historical price data and incorporating risk reduction techniques, the Portfolio Consultant sets the stock weightings that the Portfolio Consultant believes will have a return greater than, but highly correlated with, the return of the Index. The Portfolio Consultant will rebalance the Portfolio on a yearly basis. (See Portfolio Description in Part B.) Because there is no active management of the Portfolio, the Sponsor anticipates that the Portfolio will remain unchanged over its one-year life despite adverse developments concerning an issuer, an industry group or the economy or stock market generally.
If your view of the technology sector changes you may exchange Units of this Portfolio for Units of other Focus or Select Series or certain other selected Equity Investor Series.
----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------
The Portfolio is concentrated in technology stocks although it is diversified among various industry groups.
Based upon the principal business of each issuer and current market values, the following industry groups are represented in the Portfolio:

                                                   APPROXIMATE
                                                    PORTFOLIO
                                                    PERCENTAGE
/ / Computer Services                                   %
/ / Computer Software                                   %
/ / Data Processing                                     %
/ / Semiconductors                                      %
/ / Telecommunications Equipment                        %

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Defining Your Risks
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The Portfolio is concentrated in technology stocks.
  issuers are foreign issuers. (See Risk Factors in Part B.)
There can be no assurance that the Portfolio will meet its objective over its one-year life or that portfolios selected through re-application of the Model during consecutive one-year periods will meet their objectives. Current dividend income is not a criterion for the selection of stocks for the Portfolio. The Portfolio may not reflect any investment recommendations of the Sponsor or the Portfolio Consultant, and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from the Sponsor or the Portfolio Consultant. The Portfolio is not designed to be a complete equity investment program.
Unit price fluctuates with the value of the Portfolio, which could be affected by changes in the financial condition of the issuers, changes in the technology industry, movements in stock prices generally, the impact of the Sponsor's purchase and sale of securities for the Portfolio and other factors. Additionally, equity markets have been at historically high levels and no assurance can be given that these levels will continue. Therefore, there is no guarantee that the objective of the Portoflio will be achieved.
Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio or mean that the Sponsor will not continue to purchase the security in order to create additional Units. Although the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so. The Portfolio generally will continue to purchase or hold securities originally selected even though the assessment of their growth potential may change and even if the securities would no longer qualify for selection were the Model to be applied on a later date. (See Portfolio Supervision in Part B.)
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Defining Your Investment
----------------------------------------------------------------
PUBLIC OFFERING PRICE PER 1,000 UNITS                 $1,000.00
The Public Offering Price as of May   , 1998, the business day prior to the
initial date of deposit, is based on the aggregate value of the underlying
securities ($             ) and any cash held to purchase securities, divided by
the number of units outstanding (         ) times 1,000, plus the initial sales
charge. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.
SALES CHARGES
The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset
value of the Portfolio on        , 1998 and thereafter on the first of each
month through         , 1999.
ROLLOVER/EXCHANGE OPTION
You may exchange your units of this Portfolio for units of any other Focus or Select Series, or certain other selected Equity Investor Series, any time prior to termination of this Portfolio. If you continue to hold your units, when this Portfolio is about to be liquidated you may have the option to roll your proceeds into the next Select or Focus Series, if one is available. If you
notify your financial professional by                , 1999, your units will be
redeemed and your proceeds will be reinvested in units of the next portfolio, if available. If you decide not to roll over your proceeds, you will receive a cash distribution after termination. Of course you can sell or redeem your Units at any time prior to termination.
DISTRIBUTIONS
Any income will be distributed to investors upon termination of the Portfolio. TAXES
In the opinion of counsel, you will be considered to have received all dividends when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio. (See Taxes in Part B.)
TAX BASIS REPORTING
The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge or the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge or the charge for organizational expenses.
MANDATORY TERMINATION DATE
The Portfolio will terminate by             , 1999. The final distribution will
be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.
SPONSOR'S PROFIT OR LOSS
The Sponsor's profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary
market price of units, a loss of $        on the initial deposit of the
securities and a gain or loss on subsequent deposits of securities (see Sponsor's and Underwriters' Profits in Part B).

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Defining Your Costs
----------------------------------------------------------------
SALES CHARGE
First-time investors pay a maximum sales charge of 2.75% of the offering price, of which $17.50 per 1,000 units is deferred. For example, on a $1,000 investment, 2.75% less $17.50 (or about 1%) is deducted when they buy and the remaining $990 is invested in the securities. The initial sales charge is reduced on purchases of $50,000 or more, as described in Part B. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value in ten installments ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you exchange units of this Portfolio for units of another Focus or Select Series or certain other selected Equity Investor Series or roll the proceeds of your investment into a new portfolio, you will not be subject to the initial charge otherwise payable upon an investment in the new portfolio. (See How To Buy Units--Public Offering Price.)
Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay. On a $1,000 investment for 1,000 Units, you will pay the following charges:

                                                         As a %
                                                  of Initial Public
                                                  Offering Price
                                                  -----------------
Initial Sales Charge                                       1.00%
Deferred Sales Charge per Year                             1.75%
Maximum Sales Charge                                       2.75%

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                                  %       $
Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                         %       $
Organizational Expenses                        %       $
Other Operating Expenses                       %       $
                                  -----------------  --------------
TOTAL                                          %       $

This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds.
COSTS OVER TIME
You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
    $          $          $           $

Although the Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over into a new portfolio subject only to the deferred sales charge and fund expenses.
The example uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.
REDEEMING OR SELLING YOUR INVESTMENT
You may redeem or sell your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The
redemption and secondary market repurchase price as of May    , 1998 was $972.50
per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the annual deferred sales charge which declines over the life of the Portfolio ($17.50 initially). If you redeem or sell your units before termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. After the initial offering period, the repurchase and cash redemption prices for units may be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently
estimated at $     per 1,000 units. If you reinvest in a new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsor, Trustee and Holders of Equity Investor Fund, Select Series, Defined Technology Portfolio, Defined Asset Funds (the 'Portfolio'):
We have audited the accompanying statement of condition and the defined
portfolio included in the prospectus of the Portfolio as of May    , 1998. This
financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in
all material respects, the financial position of the Portfolio as of May    ,
1998 in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
New York, N.Y.
May    , 1998
                  STATEMENT OF CONDITION AS OF MAY     , 1998
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$
Organizational Costs(2)..................................
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
  Accrued Liability(2)...................................$
                                                         --------------------
  Subtotal...............................................$
                                                         --------------------
Interest of Holders of           Units of fractional
  undivided interest outstanding(3):
  Cost to investors(4)...................................$
  Gross underwriting commissions(5)......................                   ()
                                                         --------------------
  Subtotal...............................................$
                                                         --------------------
           Total.........................................$
                                                         --------------------
                                                         --------------------

---------------
           (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on April
   , 1998. The contracts to purchase securities are collateralized by an
irrevocable letter of credit which has been issued by      Bank, New York
Branch, in the amount of $             and deposited with the Trustee. The
amount of the letter of credit includes $             for the purchase of
securities.
           (2) This represents a portion of the Portfolio's organizational costs, which will be deferred and amortized over the life of the Portfolio. Organizational costs have been estimated based on projected total assets of $ million. To the extent the Portfolio is larger or smaller, amounts may vary.
           (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (4) Aggregate public offering price computed on the basis of the
value of the underlying securities at 4:00 p.m., Eastern time on May    , 1998.
           (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.75 per 1,000 Units
is payable on               , 1998 and thereafter on the 1st of each month
through               , 1999. Distributions will be made on behalf of investors
to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

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                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Select Series
Defined Technology Portfolio                     May                      , 1998
Defined Asset Funds


                                                       NUMBER OF
                                                       SHARES OF          PERCENTAGE           PRICE
                                       TICKER           COMMON                OF             PER SHARE            COST
NAME OF ISSUER                         SYMBOL            STOCK           PORTFOLIO (1)     TO PORTFOLIO     TO PORTFOLIO (2)
-----------------------------------------------------------------------------------------------------------------------------

1. 3Com Corp.                              COMS                                     %       $               $
2. Adaptec Inc.                            ADPT
3. ADC Telecommunications Inc.             ADCT
4. Adobe Systems Inc.                      ADBE
5. Advanced Fibre Communications
    Inc.                                   AFCI
6. Advanced Micro Device                    AMD
7. Altera Corp.                            ALTR
8. Amazon Commuications Inc.               AMZN
9. America OnLine                           AOL
10. American Power Conversion              APCC
11. AMP Inc.                                AMP
12. Analog Devices                          ADI
13. Andrew Corp.                           ANDW
14. Apple Computer Inc.                    AAPL
15. Applied Materials Inc.                 AMAT
16. Ascend Communications Inc.             ASND
17. ASM Lithography Holding NV*           ASMLF
18. Atmel Corp.                            ATML
19. Autodesk Inc.                          ADSK
20. Automatic Data Processing               AUD
21. Baan Company NV*                      BAANF
22. Bay Networks Inc.                       BAY
23. BMC Software Inc.                      BMCS
24. Cabletron Systems                        CS
25. Cadence Design Systems Inc.             CDN

------------------------------------
(1) Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on May    , 1998, the initial date of deposit. The value of
    the securities on any subsequent date will vary.
 * American Depositary Receipts (see Risk Factors--Foreign Issuers in Part B).
The securities were acquired on May    , 1998 and are represented entirely by
contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the

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                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Select Series
Defined Technology Portfolio                     May                      , 1998
Defined Asset Funds (continued)


                                                       NUMBER OF
                                                       SHARES OF          PERCENTAGE           PRICE
                                       TICKER           COMMON                OF             PER SHARE            COST
NAME OF ISSUER                         SYMBOL            STOCK           PORTFOLIO (1)     TO PORTFOLIO     TO PORTFOLIO (2)
-----------------------------------------------------------------------------------------------------------------------------

26. Cambridge Technology Partners          CATP                                     %       $               $
27. Cendant Corp.                            CD
28. Ceridian Corp.                          CEN
29. Ciena Corp.                            CIEN
30. Cisco Systems Inc.                     CSCO
31. Citrix Systems Inc.                    CTXS
32. Compaq Computer Corp.                   CPQ
33. Compusa Inc.                            CPU
34. Computer Associates
    International Inc.                       CA
35. Computer Sciences Corp.                 CSC
36. Compuware Corp.                        CPWR
37. Creative Technology                   CREAF
38. Dell Computer Corp.                    DELL
39. DSC Communications Corp.               DIGI
40. ECI Telecommunications                ECILF
41. Electronic Arts Inc.                   ERTS
42. Electronic Data System Corp.            EDS
43. EMC Corp./Mass.                         EMC
44. Ericsson LM-ADR*                      ERICY
45. First Data Corp.                        FDC
46. Fiserv Inc.                            FISV
47. Fore Systems Inc.                      FORE
48. Gartner Group Inc. Class A             GART
49. HBO & Co.                              HBOC
50. Hewlett-Packard Co.                     HWP

------------------------------------
securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Select Series
Defined Technology Portfolio                     May                      , 1998
Defined Asset Funds (continued)


                                                       NUMBER OF
                                                       SHARES OF          PERCENTAGE           PRICE
                                       TICKER           COMMON                OF             PER SHARE            COST
NAME OF ISSUER                         SYMBOL            STOCK           PORTFOLIO (1)     TO PORTFOLIO     TO PORTFOLIO (2)
-----------------------------------------------------------------------------------------------------------------------------

51. Intel Corp.                            INTC                                     %       $               $
52. International Business Machines
    Corp.                                   IBM
53. Intuit Inc.                            INTU
54. Iomega Corp.                            IOM
55. Jabil Circuit Inc.                     JBIL
56. KLA-Tencor Corp.                       KLAC
57. Lexmark International
    Group-Class A                           LXK
58. Linear Technology Corp.                LLTC
59. LSI Logic Corp.                         LSI
60. Lucent Technologies Inc.                 LU
61. Maxim Integrated Products              MXIM
62. Micron Technology Inc.                   MU
63. Microsoft Corp.                        MSFT
64. Molex Inc.                             MOLX
65. Motorola Inc.                           MOT
66. National Semiconductor Corp.            NSM
67. Netscape Communications Corp.          NSCP
68. Networks Associates Inc.               NETA
69. Newbridge Network Corp.                  NN
70. Nextel Communications                  NXTL
71. Nokia Corp.-ADR A*                    NOK/A
72. Northern Telecom Ltd.                    NT
73. Novell Inc.                            NOVL
74. Oracle Corp.                           ORCL
75. Parametric Technology Corp.            PMTC

------------------------------------
(1) Based on Cost to Portfolio.
(2) Valuation by the Trustee made on the basis of closing sale prices at the
    evaluation time on May    , 1998, the initial date of deposit. The value of
    the securities on any subsequent date will vary.
 * American Depositary Receipts (see Risk Factors--Foreign Issuers in Part B).
The securities were acquired on May    , 1998 and are represented entirely by
contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or comanager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------
Equity Investor Fund
Select Series
Defined Technology Portfolio                     May                      , 1998
Defined Asset Funds (continued)


                                                       NUMBER OF
                                                       SHARES OF          PERCENTAGE           PRICE
                                       TICKER           COMMON                OF             PER SHARE            COST
NAME OF ISSUER                         SYMBOL            STOCK           PORTFOLIO (1)     TO PORTFOLIO     TO PORTFOLIO (2)
-----------------------------------------------------------------------------------------------------------------------------

76. Paychex Inc.                           PAYX                                     %       $               $
77. Peoplesoft Inc.                        PSFT
78. Philips Electric-NYS*                   PHG
79. Platinum Technology Inc.               PLAT
80. Qualcomm Inc.                          QCOM
81. Quantum Corp.                          QNTM
82. SCI Systems Inc.                        SCI
83. Seagate Technology Inc.                 SEG
84. Security Dynamics Technology
    Inc.                                   SDTI
85. Silicon Graphics Inc.                   SGI
86. Solectron Corp.                         SLR
87. Storage Technology Corp.-Class
    A                                       STK
88. Sun Microsystems Inc.                  SUNW
89. Synopsys Inc.                          SNPS
90. Tandy Corp.                             TAN
91. Tech Data Corp.                        TECD
92. Tellabs Inc.                           TLAB
93. Teradyne Inc.                           TER
94. Texas Instrument Inc.                   TXN
95. Unisys Corp.                            UIS
96. Vitesse Semiconductor Corp.            VTSS
97. Western Digital Corp.                   WDC
98. Xerox Corp.                             XRX
99. Xilinx Inc.                            XLNX
100. Yahoo Inc.                            YHOO

------------------------------------
securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
        EQUITY INVESTOR FUND, SELECT SERIES DEFINED TECHNOLOGY PORTFOLIO
          FURTHER INFORMATION REGARDING THE PORTFOLIO MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX

                                                 PAGE
                                                -----
     PORTFOLIO DESCRIPTION......................    1
     RISK FACTORS...............................    2
     HOW TO BUY UNITS...........................    4
     HOW TO REDEEM OR SELL UNITS................    5
     TRUST TERMINATION..........................    6
     ROLLOVER...................................    6
     INCOME AND DISTRIBUTIONS...................    7
     PORTFOLIO EXPENSES.........................    8
     TAXES......................................    8
     RECORDS AND REPORTS........................   10
     TRUST INDENTURE............................   11
     MISCELLANEOUS..............................   11
     EXCHANGE OPTION............................   13
     SUPPLEMENTAL INFORMATION...................   13

PORTFOLIO DESCRIPTION
THE DEFINED TECHNOLOGY PORTFOLIO
     This Select Series is designed to permit an investor to buy and hold a portfolio of equity securities for a period of approximately one year based upon a strategy. At the end of the year the strategy is reapplied and the investor may reinvest in a new portfolio, if available.
     The Portfolio seeks capital appreciation by acquiring and holding for about one year certain equity securities selected by the Sponsor through the application of a quantitative model (the 'Model') developed by the Portfolio Consultant, Bernard V. Tew, Ph.D., chairman of Q.E.D. Investments ('Q.E.D.'). Q.E.D. was formed in 1997 and is based in Charleston, West Virginia. Its principal business is investment supervisory services, and as of March 30, 1998, Q.E.D. had $101 million in assets under management. Its database includes over 9,500 common stocks. The Model was designed to identify stocks with similar returns and dissimilar price movement (low correlation) without increasing price volatility. To implement this strategy the Portfolio Consultant compiles the historical price data of all securities that comprise the Merrill Lynch 100. Using this historical price data, the Portfolio Consultant constructs and analyzes a complete Covariance Matrix of all the possible price relationships between the securities in the Index. Using a sophisticated software program that incorporates risk reduction techniques, the Portfolio Consultant constructs a number of portfolios that are believed to have optimal risk/reward relationships. From these alternative portfolios, the Portfolio Consultant sets the stock weightings that the Portfolio Consultant believes will comprise the optimal portfolio. The optimal portfolio is designed to have a return greater than, but highly correlated with, the return of the Index. The Portfolio Consultant will then rebalance the Portfolio on a yearly basis.
     Investors should be aware that the Portfolio may not be able to buy each Security at the same time because of availability of the Security, any purchase restrictions applicable to the Portfolio relating to the purchase of the security by reason of the federal securities laws or otherwise. Any monies allocated to the purchase of a Security will generally be held for the purchase of the Security.
     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsor may deposit additional Securities in order to create new Units, maintaining to the extent practicable that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.
     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the evaluation time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.
PORTFOLIO SUPERVISION
     The Portfolio follows a buy and hold investment strategy that buys stocks and generally holds them for one year, in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. Although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors (including a public tender offer or a merger or acquisition transaction) that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. RISK FACTORS
     An investment in the Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens. The rights of holders of common stocks to receive payments from the issuer are generally inferior to the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, because common stocks do not represent an obligation of the issuer they do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general are susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of issuers change. Equity markets can be affected by unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors. The Portfolio consists of aggressive growth stocks that are subject to extreme volatility. Therefore, there can be no assurance that the Model will be effective in achieving its objective over the one-year life of the Portfolio or that any future portfolios selected through reapplication of the Model during consecutive one-year periods would meet their objectives. In addition, the Model and the Portfolio Consultant have only a limited track record. The Portfolio is not designed to be a complete equity investment program.
TECHNOLOGY STOCKS
     The Portfolio is concentrated in stocks of computer services and data processing issuers and issuers that manufacture semiconductors, electronic components, software, integrated systems and other related products. These kinds of companies are rapidly developing and highly competitive, both domestically and internationally, and tend to be relatively volatile as compared to other types of investments. Certain of these companies may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel. These companies are characterized by a high degree of investment to maintain competitiveness and are affected by worldwide scientific and technological developments (and resulting product obsolescence) as well as government regulation, increase in material or labor costs, changes in distribution channels and the need to manage inventory levels in line with product demand. Other risk factors include short product life cycles, aggressive pricing and reduced profit margins, dramatic and often unpredictable changes in growth rates, frequent new product introduction, the need to enhance existing products, intense competition from large established companies and potential competition from small start up companies. These companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.
FOREIGN ISSUERS
     Investing in securities of foreign issuers involves risks that are different from investing in securities of domestic issuers. These risks may include future political and economic developments, the possibility of withholding taxes, exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements.
     American Depositary Shares and Receipts. Certain of the Securities in the Portfolio were purchased in ADR form in the United States. ADRs evidence American Depositary Shares which represent common stock deposited with a custodian in a depositary. American Depositary Shares (ADSs) and receipts therefor (ADRs) are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs. The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares. For those Securities that are ADRs, currency fluctuations will also affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities. LIQUIDITY
     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Portfolio may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Portfolio will be adversely affected if trading markets for the Securities are limited or absent.
LITIGATION AND LEGISLATION
     The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.
LIFE OF THE PORTFOLIO
     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in an exchange or rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsor once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsor to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus. See Trust Termination.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.
HOW TO BUY UNITS
     Units are available from the Sponsor, Underwriter and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Portfolio.
PUBLIC OFFERING PRICE
     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate to a maximum charge of 2.75% of the public offering price or for quantity purchases of units of all Focus and Select Series, and certain other selected Equity Investor Series, by an investor and the investor's spouse and minor children or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                 APPLICABLE SALES CHARGES (GROSS
                                            UNDERWRITING PROFIT)
                              ----------------------------------------
                                      AS % OF          AS % OF NET
AMOUNT PURCHASED              PUBLIC OFFERING PRICE  AMOUNT INVESTED
----------------------------  ---------------------  -----------------
Less than $50,000...........             2.75%               2.778%
$50,000 to $99,999..........             2.50                2.519
$100,000 to $249,999........             2.00                2.005
$250,000 to $999,999........             1.75                1.750
$1,000,000 or more..........             1.00                1.000

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code) of an investor.
     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability. In selling Securities the Portfolio will attempt to minimize any current tax liability for current investors.
     Employees of the Sponsor and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.
EVALUATIONS
     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsor nor the Trustee guarantees the enforceability, marketability or price of any Securities.

NO CERTIFICATES
     All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').
HOW TO REDEEM OR SELL UNITS
     You can redeem your Units at any time for net asset value. In addition, the Sponsor has maintained an uninterrupted secondary market for Units for over 20 years and will ordinarily buy back Units at net asset value. The following describes these two methods to redeem or sell Units in greater detail.
REDEEMING UNITS WITH THE TRUSTEE
     You can always redeem your Units for net asset value. This can be done by contacting your broker, dealer or financial institution that holds your Units in street name. In certain instances, additional documents may be required such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.
     Within seven days after the receipt of your request containing any necessary documents, a check will be mailed to you in an amount equal to the net asset value of your Units. Because of the sales charge, market movements or changes in the Portfolio, net asset value at the time you redeem your Units may be greater or less than the original cost of your Units. Net asset value is calculated each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and any remaining deferred sales charges for the current period, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. After the initial offering period, net asset value will be reduced to reflect the cost to the Portfolio of liquidating Securities to pay the redemption price.
     As long as the Sponsor is maintaining a secondary market for Units (as described below), the Trustee will not actually redeem your Units but will sell them to the Sponsor for net asset value. If the Sponsor is not maintaining a secondary market, the Trustee will redeem your Units for net asset value or will sell your Units in the over-the-counter market if the Trustee believes it will obtain a higher net price for your Units. If the Trustee is able to sell the Units for a net price higher than net asset value, you will receive the net proceeds of the sale.
     If cash is not available in the Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsor based on market and credit factors determined to be in the best interest of the Portfolio. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and may also reduce the size and diversity of the Portfolio. If Securities are being sold during a time when additional Units are being created by the purchase of additional Securities (as described under Portfolio Description--The Defined Technology Portfolio), Securities will be sold in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security in the Portfolio.
     Any investor owning Units representing Securities with a value of at least $250,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Generally, whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions may be borne by the redeeming investors. The in-kind redemption option is subject to all applicable legal restrictions and may be terminated by the Sponsor at any time upon prior notice to investors.
     Redemptions may be suspended or payment postponed (i) if the New York Stock Exchange is closed (other than customary weekend and holiday closings), (ii) if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable or (iii) for any other period permitted by SEC order. SPONSOR'S SECONDARY MARKET FOR UNITS
     The Sponsor, while not obligated to do so, will buy back Units at net asset value without any other fee or charge as long as it is maintaining a secondary market for Units. Because of the sales charge, market movements or changes in the portfolio, net asset value at the time you sell your Units may be greater or less than the original cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.
     The Sponsor may discontinue the secondary market for Units without prior notice. Regardless of whether the Sponsor maintains a secondary market, you have the right to redeem your Units for net asset value, as described above.
TRUST TERMINATION
     Notice of impending termination of the Portfolio will be provided to investors. A proportional share of the expenses associated with termination, including brokerage costs incurred in disposing of Securities, will be borne by investors remaining at that time. These expenses will reduce the amount of cash or Securities those investors are to receive in any final distribution.
     Upon termination of the Portfolio, the Trustee will distribute the Securities and any cash in the Portfolio to a distribution agent that will act as agent for the investors. Unless an investor elects to receive an in-kind distribution of Securities, as discussed below, the distribution agent will, as promptly as practicable, sell the investor's pro rata share of the Securities and distribute to the investor the proceeds of the sale, less brokerage and other related expenses, and the investor's pro rata share of any cash from the Portfolio.
     Any investor holding units at the termination of the Portfolio may, by written notice to the Trustee at least ten business days prior to termination, elect to received an in kind distribution of the investor's pro rata share of the Securities remaining in the Portfolio at that time (net of the investor's share of expenses). Fractional shares of Securities will be sold by the distribution agent and the net proceeds distributed to investors. Investors subsequently selling Securities received in kind will incur brokerage costs at that time which may exceed the value of any tax deferral obtained through the in-kind distribution. Securities received in an in-kind termination distribution may not be contributed to acquire units of another Series.
ROLLOVER
     In lieu of redeeming their units or receiving liquidation proceeds in cash or in kind upon termination of the Portfolio, investors who hold their Units with the Sponsor may elect, by contacting their financial adviser prior to the rollover notification date indicated in Part A, to exchange their Units in the Portfolio for units of a new portfolio (if available). No election to roll over may be made prior to 30 days before the date of the rollover, and any rollover election will be revocable at any time prior to the date of the rollover. It is expected that the terms of the new portfolio will be substantially the same as those of the Portfolio.
     The rollover of an investor's Units is intended to be effected in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to Securities that are included in the new portfolio ('Duplicated Securities'). Units held by an investor who elects the rollover option will be redeemed through an in-kind distribution to a distribution agent of the investor's pro rata share of Securities. The distribution agent will then adjust the Securities distributed to the investor so that its composition matches the investment profile of the new portfolio. This adjustment will involve the sale of non-Duplicated Securities and, possibly, of a portion of certain Duplicated Securities in order to rebalance the portfolio, and the purchase of replacement Securities. Any excess sales proceeds, net of sales related expenses, will be distributed to the investor. After this adjustment the distribution agent will make an in-kind contribution of the adjusted Securities to the new portfolio. Upon receipt of the in-kind contribution, the trustee of the new portfolio will issue the appropriate number of units in the new portfolio to the investor.
     An investor who elects the rollover option will recognize capital gain or loss with respect to the Securities, including fractional Securities, sold by the distribution agent, but will not recognize gain or loss with respect to the Duplicated Securities that are contributed in kind to the new portfolio. The Sponsor intends to provide investors with information that will assist them in determining their tax liability on an eventual sale of the Duplicated Securities.
     The Sponsor intends to cause the distribution agent to sell those Securities that will not be contributed to the new portfolio, and then to create units of the new portfolio, in each case as quickly as possible subject to the Sponsor's sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake a more gradual sale of Securities and a more gradual creation of units of the new portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsor may enter into program trades, which may increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in securities to comprise the new portfolio, those moneys may be uninvested for several days.
     Investors who participate in the rollover will not be entitled to receive a cash distribution with which to pay any taxes incurred as a result of the rollover procedure. Investors who do not participate in the rollover or otherwise redeem their Units will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio will be reduced which could result in an increase in per Unit expenses.
     The Sponsor may, in its sole discretion and without penalty or liability to investors, decide not to sponsor a new portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.
     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which it believes permit it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.
INCOME AND DISTRIBUTIONS
     Although current dividend income is not an objective of the Portfolio, and it is anticipated that expenses will exceed available income, the annual income per Unit, after deducting estimated annual expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.
     Each Unit receives an equal share of any distributions of dividend income. Dividends received are credited to an Income Account and other receipts are credited to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge during the months stated in Part A, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed following liquidation of the Portfolio. PORTFOLIO EXPENSES
     Estimated annual expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. To the extent that expenses exceed the amount available in the Income Account, the Trustee is authorized to sell Securities and pay the excess expenses from the Capital Account. The estimated expenses do not include the brokerage commissions payable by the Portfolio in purchasing and selling Securities. The Trustee's Fee shown in Part A of this Prospectus assumes that the Portfolio will reach a size estimated by the Sponsor and is based on a sliding scale that reduces the Trustee's fee as the size of the Portfolio increases. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsor, costs of action taken to protect the Portfolio and other legal fees and expenses, Portfolio termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsor receives an annual fee currently estimated at $0.35 per 1,000 Units to reimburse it for the cost of providing Portfolio supervisory services to the Portfolio. While the fee may exceed its costs of providing these services to the Portfolio, the total supervision fees from all Series of Equity Investor Fund will not exceed its costs for these services to all of those Series during any calendar year. The Sponsor may also be reimbursed for its costs of providing bookkeeping and administrative services to Defined Asset Funds, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.
     All or a portion of expenses incurred in establishing the Portfolio, including the cost of the initial preparation of documents relating to the Portfolio, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Portfolio and amortized over the life of the Portfolio. Advertising and selling expenses will be paid by the Sponsor at no charge to the Portfolio. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Portfolios have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.
TAXES
     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.
     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsor, under existing law:
        The Portfolio is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of Portfolio expenses.
        Amounts considered to have been received by a corporate investor from domestic corporations that constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%. Depending upon the particular corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors that can take advantage of the deduction. For example, under the Taxpayer Relief Act of 1997, the 46-day holding period for the dividends-received deduction must begin before and include each ex-dividend date and excludes the purchase date and any days during which the investor's investment is hedged. Investors are urged to consult their own tax advisers in this regard.
        An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current Portfolio expenses only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income. The Code further restricts the ability of an individual investor with an adjusted gross income in excess of a specified amount (for 1998, $124,500 or $62,250 for a married person filing a separate return) to claim itemized deductions (including his pro rata share of Portfolio expenses).
        The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Portfolio or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge') and a charge for organizational expenses. The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.
        An investor will generally recognize capital gain or loss when the investor disposes of his Units for cash (by sale or redemption) or when the Trustee disposes of the Securities from the Portfolio. An investor will not recognize gain or loss upon the distribution of a pro rata amount of each of the Securities by the Trustee to the investor (or to his agent) in redemption of Units or upon termination of the Portfolio, except to the extent of cash received in lieu of fractional shares. The redeeming investor's basis for the Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to the redemption, and his holding period for the Securities will include the period during which he held his Units.
        An investor who elects to roll over into a new portfolio (a 'rollover investor') will not recognize gain or loss either upon the distribution of Securities by the Trustee to the distribution agent or upon the contribution of Duplicated Securities (as defined under Rollover) to the new portfolio. The rollover investor will generally recognize capital gain or loss as a consequence of the distribution agent's sale of non-Duplicated Securities. The rollover investor's basis for the Duplicated Securities that are contributed in kind to the new portfolio will be equal to his basis for the same Duplicated Securities prior to the rollover.
        Net capital gain (the excess of net long-term capital gains over net short-term capital losses) may be taxed at lower rates than ordinary income for certain individual and other noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rates will be unavailable to those noncorporate investors who, as of the mandatory termination date (or earlier termination of the Portfolio), have held their units for less than a year and a day. Similarly, with respect to noncorporate rollover investors, these lower rates will be unavailable for gains on non-Duplicated Securities if, as of the beginning of the rollover period, those investors have held their Units for a year or less. However, a rollover investor's holding period for the contributed Duplicated Securities will include the period during which he held an interest in the same Duplicated Securities through an investment in the Portfolio and in prior years' Portfolios. A noncorporate rollover investor whose holding period for Duplicated Securities is longer than 18 months may be entitled to the new 20% maximum federal tax rate for capital gains derived from such Duplicated Securities. Investors should consult their tax advisers regarding these matters.
        Under the income tax laws of the State and City of New York, the Portfolio is not an association taxable as a corporation and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.
        The Portfolio will report as gross income earned by investors their pro rata share of any dividends received by the Portfolio from the foreign corporations in which the Portfolio holds stock as well as their pro rata share of any amount withheld with respect to such dividends. (See Defined Portfolio in Part A.) Those investors who hold Units on the relevant record date for dividends on the underlying foreign stock held by the Portfolio should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments. Capital gain on a disposition of foreign stock (or a proportionate share of Units), if any, will generally be U.S. source income. Investors should consult their own tax advisers regarding those matters.
        The foregoing discussion summarizes only certain U.S. federal and New York State and City income tax consequences of an investment in Units by investors who are U.S. persons, as defined in the Code. Foreign investors (including nonresident alien individuals and foreign corporations) not engaged in U.S. trade or business will generally be subject to 30% withholding tax (or lower applicable treaty rate) on dividend distributions. Investors may be subject to taxation in New York or in other U.S. or foreign jurisdictions and should consult their own tax advisers in this regard.
                                   *  *  *  *
     At termination, the Trustee will furnish to each investor a statement containing information relating to the dividends received by the Portfolio on the Securities, the cash proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.
RETIREMENT PLANS
     This Series of Equity Investor Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging (prior to the year 2000) or tax-deferred rollover treatment. Investors in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.
     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($4,000 in a spousal account).
     Individual Retirement Account--IRA. Any individual can make use of a qualified IRA arrangement for the purchase of Units. Any individual (including one covered by an employer retirement plan) can make a contribution to an IRA equal to the lesser of $2,000 ($4,000 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount of a contribution by an individual covered by an employer retirement plan will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of a married individual filing a joint return) or $200 (in the case of a married individual filing a separate return). These income threshholds will gradually be increased by 2004 to $50,000 for a single individual and $80,000 for a married individual filing jointly. Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution. The 10% surtax will be waived for withdrawals for certain educational and first-time homebuyers expenses. The Taxpayer Relief Act of 1997 also provides, subject to certain income limitations, for a special type of IRA under which contributions would be non-deductible but distributions would be tax-free if the account were held for at least five years and the account holder was at least
59 1/2 at the time of distribution.
     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units.
RECORDS AND REPORTS
     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.
     Following termination, the Trustee sends each investor of record a statement summarizing transactions in the Portfolio's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts are audited by independent accountants selected by the Sponsor and the report of the accountants is available from the Trustee on request.
TRUST INDENTURE
     The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture between the Sponsor and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.
     The Indenture may be amended by the Sponsor and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsor). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.
     The Trustee may resign upon notice to the Sponsor. It may be removed by investors holding 51% of the Units at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsor determines in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.
     If the Sponsor fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Portfolio or continue to act as Trustee without a Sponsor.
     The Sponsor and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of the Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.
MISCELLANEOUS
LEGAL OPINION
     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor.
AUDITORS
     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.
TRUSTEE
     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.
SPONSOR
     The Sponsor is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. The Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts and as principal underwriter and managing underwriter of other investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as broker or dealer in securities.
CODE OF ETHICS
     The Sponsor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Defined Asset portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on any portfolio and to provide guidance to these persons regarding standards of conduct consistent with the Sponsor's responsibilities to Defined Asset Funds.
PUBLIC DISTRIBUTION
     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsor intends to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsor does not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold. UNDERWRITER'S AND SPONSOR'S PROFITS
     Upon sale of the Units, the Sponsor will be entitled to receive sales charges. The Sponsor also realizes a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Portfolio (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsor plus commissions payable by the Sponsor. In addition, the Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Portfolio which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Sponsor also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it resells these Units (which include the sales charge) or the prices at which it redeems the Units. Cash, if any, made available by buyers of Units to the Sponsor prior to a settlement date for the purchase of Units may be used in the Sponsor's business to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsor.
PERFORMANCE INFORMATION
     Total returns, average annualized returns or cumulative returns for various periods of the current Portfolio may be included from time to time in advertisements, sales literature and reports to current and prospective investors. Total return shows changes in unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods for longer than a year. Figures reflect deduction of all Portfolio expenses and, unless otherwise stated, the maximum sales charge. No provision is made for any income taxes payable. Investors should bear in mind that this represents past performance and is no assurance of the future results of any current or future Portfolio.
     Advertisements and other material distributed to prospective investors may include the average annual compounded rate of return on selected types of assets for periods of at least 10 years, as compiled by Ibbotson Associates, compared to the rate of inflation over the same period. These materials may also compare the shrinking relative proportion of world stock market capitalization represented by U.S. markets for different years.
DEFINED ASSET FUNDS
     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Portfolios' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offer an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.
     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation.
     Investors may pursue investment growth to meet long-term goals such as children's education or retirement. But they are faced with decisions of selecting stock groups, choosing individual stocks, determining when to buy and sell and how to reinvest sales proceeds. Growth stocks--those whose price is expected to appreciate above average usually because of superior growth in earnings per share--can be difficult to select successfully because their prices tend to be more volatile than more established stocks and, by the time they are discovered by ordinary investors, their prices may have already increased beyond attractive levels or may be susceptible to dramatic declines if actual performance is less than anticipated.
EXCHANGE OPTION
     You may exchange Units for units of other Focus or Select Portfolios or certain selected Equity Investor Funds with one-or two-year terms and a combination of initial and deferred sales charges. Select and Focus Portfolios have a sales charge for first-time investors of 1% initially and annual deferred sales charges of $17.50 per 1,000 units. On exchanges, the initial sales charge is waived and units are acquired subject to any remaining deferred sales charges. Investors can also exchange units of those Portfolios and similar series of unaffiliated equity unit investment trusts for Units, subject only to the Fund's remaining deferred sales charges. In the future, the Exchange Option may be extended to other series and types of trusts with similar sales charge structures.
     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsor is maintaining a market and which are lawfully for sale in the state where you reside. An exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax adviser. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).
     As the Sponsor is not obligated to maintain a market in any series or to offer successor portfolios, there can be no assurance that units can be exchanged. The Exchange Option may be amended or terminated at any time without notice.
SUPPLEMENTAL INFORMATION
     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Portfolio.

                             Defined
                             Asset FundsSM

SPONSOR:                           EQUITY INVESTOR FUND
Merrill Lynch,                     SELECT SERIES
Pierce, Fenner & Smith IncorporatedDEFINED TECHNOLOGY PORTFOLIO
Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051
(609) 282-8500                     This Prospectus does not contain all of the
TRUSTEE:                           information with respect to the investment
The Bank of New York               company set forth in its registration
Unit Investment Trust Department   statement and exhibits relating thereto which
Box 974--Wall Street Division      have been filed with the Securities and
New York, NY 10268-0974            Exchange Commission, Washington, D.C. under
1-800-221-7771                     the Securities Act of 1933 and the Investment
                                   Company Act of 1940, and to which reference
                                   is hereby made. Copies of filed material can
                                   be obtained from the Public Reference Section
                                   of the Commission, 450 Fifth Street, N.W.,
                                   Washington, D.C. 20549 at prescribed rates.
                                   The Commission also maintains a Web site that
                                   contains information statements and other
                                   information regarding registrants such as
                                   Defined Asset Funds that file electronically
                                   with the Commission at http://www.sec.gov.
                                   ------------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   exhibits relating thereto; and any
                                   information or representation not contained
                                   therein must not be relied upon as having
                                   been authorized.
                                   ------------------------------
                                   When Units of this Portfolio are no longer available or for investors who may reinvest into subsequent Select or Focus Series, this Prospectus may be used as a preliminary prospectus for a future series, and investors should note the following:
                                   Information contained herein is subject to amendment. A registration statement relating to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such State.

                                                           --5/98

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 and 1.4 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filing indicated and made a part of this Registration Statement:
IncorporatedMerrill Lynch, Pierce, Fenner & Smith                  8-7221

                      ------------------------------------
     B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

IncorporatedMerrill Lynch, Pierce, Fenner & Smith                13-5674085
            The Bank of New York, Trustee...................     13-4941102

               SERIES OF EQUITY INCOME FUND, EQUITY INVESTOR FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, 'MERIT' 1987 Series (Merrill Equity
Research Investment Trust)..................................           33-10989
Equity Income Fund, Group One Overseas Index Fund, Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Equity Investor Fund, Focus Series Financial Portfolio......          333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround
Portfolio...................................................          333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A....          333-15193
Equity Investor Fund, Select Growth Portfolio...............           33-51985
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     The Signatures.
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                                   SIGNATURES
     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 6TH DAY OF MAY, 1998.
                         SIGNATURES APPEAR ON PAGE R-3.
     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By DANIEL C. TYLER
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)
                                      R-3